

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2019

James A. Barnes
Chief Financial Officer
Wrap Technologies, Inc.
4620 Arville Street, Suite E
Las Vegas, Nevada 89103

      Re: Wrap Technologies, Inc.
            Registration Statement on Form S-3
            Filed December 21, 2018
            File No. 333-228974

Dear Mr. Barnes:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing and Construction

cc: Caitlin Murphey